January 15, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Platinum Energy Solutions, Inc.
Application for Withdrawal
Registration Statement on Form S-1 (No. 333-177029)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Platinum Energy Solutions, Inc. (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-177029), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on September 27, 2011.

The Registrant requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Registrant has elected not to proceed with the public offering to which the Registration Statement relates at this time due to market conditions. The Registrant hereby confirms that no securities have previously been sold pursuant to the Registration Statement. As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

The board of directors of the Company believes that it is in the best interest of the Company and consistent with public interest to withdraw the above-referenced Registration Statement, and respectfully requests that the Commission consent to such withdrawal and provide a copy of the order consenting to such withdrawal to the undersigned via facsimile at (832) 487-0761.

Thank you for your assistance.

Very truly yours,

Platinum Energy Solutions, Inc.

By: /s/ J. Clarke Legler, II
Name: J. Clarke Legler, II
Title: Chief Financial Officer and Secretary